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Anna T. Pinedo

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APinedo@mayerbrown.com

June 17, 2021

Folake Ayoola Senior Counsel United States Securities and Exchange Commission 100 F Street NE Washington DC 20549-1004

Re: Outbrain Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 28, 2021 CIK No. 0001454938

Dear Ms. Ayoola:

We are responding to the comment letter issued to our client, Outbrain Inc. (the “Company”) on June 11, 2021, in connection with the above-referenced draft registration statement on Form S-1 and concurrently submitting to the Securities and Exchange Commission (the “Commission”) for the Staff’s review a confidential amendment (the “Amendment”) responding to the comments.

As discussed with the Staff, we have moved the founders’ letter to precede the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We also are submitting revised proposed cover art, and in connection with the response to comment 2, concurrently submitting a confidential supplemental response. The Company would like to file publicly promptly, and, to that end, appreciates the Staff’s attention to the responses.

Below, we have repeated for convenience the comments contained in the Staff’s comment letter in bold-face type, and the responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 28, 2021

Summary, page 1

1.	We note your response to prior comment 1 and continue to consider your response. We may have additional comments upon completion of our review.

The Company understands that the Staff may have additional comments upon further review.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Folake Ayoola

June 17, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

2.	We note your response to prior comment 5. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations.

The Company appreciates the opportunity to have discussed briefly with the Staff during a telephone conference call on June 16, 2021 its views regarding the Staff’s comment. As discussed on that call, and as noted in the Company’s response to prior comment 5, the Company does not believe that price and volume disclosures, such as the number of clicks or impressions and revenue per click or per impression, are key performance indicators, nor are changes in these trends important to analyze in its MD&A. The Company’s management does not view or use cost-per click or cost-per impression as indicators of the performance of the business and believes disclosing them can be misleading to investors.

The Company believes that including cost-per click and cost-per impression as metrics in MD&A would imply, erroneously, that management views these as indicators of the Company’s performance. In reality, the Company does not view these metrics as primary drivers of the business. In addition, the Company believes these metrics can be misleading for several reasons. First, cost-per click does not necessarily correlate to the Company’s revenue trends or to Revenue Ex-TAC, which are reviewed by management regularly. Accordingly, the Company is agnostic to cost-per click. As requested, and on a confidential basis (submitted concurrently), we have provided historic data for your review. As illustrated in the data, cost-per click (see the definition as the Company’s data is not exactly equivalent to cost-per click paid by customers) may be down in a period but revenue and Revenue Ex-TAC may have grown. The Company believes that changes in the cost-per click would not help a prospective investor understand the business results and its trends. For a retail investor, it stands to reason that this may be counterintuitive.

Next, the confidential historic data we are sharing with the Staff that is an available metric does not represent the actual average price paid per click by advertisers but instead the cost-per click is total revenue, whether generated by click or impression, divided by clicks only.

Last, the Company focuses on driving user engagement, not cost-per click/impression. Our founders’ letter we refer you to emphasizes how, unlike its competitors, the Company focuses on user engagement and the compounding effect of user engagement. The Company does not focus on the price of advertisements, nor on maximizing these as may be typically thought. The Company discusses user engagement in MD&A under “Factors Affecting Our Growth—Retention and Growth of Relationships with Media Partners.”

Based on the discussions with the Staff, the Company has:

Mayer Brown LLP

Folake Ayoola

June 17, 2021

•	moved the founders’ letter from its prior location at the front of the prospectus, where it preceded the Summary, to its new location, preceding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). This should be helpful to a prospective investor because the founders’ letter sets forth the counterintuitive approach that underlies the Company’s business strategy.

•	added disclosure under the section titled “User Engagement with Relevant Media and Advertising Content” consistent with the disclosure that was already included in the founders’ letter (i.e., to the effect that the Company does not regard the cost-per click or cost-per impression to important key performance indicators).

In preparing the MD&A disclosure, we and the Company were guided by Item 303(a) of Regulation S-K and Section III. B of SEC Release 33-8350. The Company believes that it has provided in its MD&A disclosure the material information that is necessary to an understanding of the Company's financial condition and operating performance, as well as its prospects for the future. Providing cost-per click would more likely confuse than inform a potential investor, as noted above. If one of the principal objectives of MD&A is to give readers a view of the Company through the eyes of management, then, the Company believes that the explanation of the business model in the founder’s letter and the more detailed discussion of the key factors influencing the Company’s business contained in MD&A (as now revised) do so.

In terms of managing the business, the Company focuses principally on revenue and Revenue Ex-TAC, both of which are influenced by user engagement, and Adjusted EBITDA. As discussed on its call with the Staff on June 16, 2021, going forward the Company intends to report revenue, Revenue Ex-TAC, and the other non-GAAP financial data referenced in the Amendment. The Company seeks to drive user engagement, as noted in MD&A, and it does so in order to increase revenue and Revenue Ex-TAC. As discussed in that sub-section of MD&A regarding Retention and Growth of Relationships with Media Partners, management is focused on media partner net revenue retention and seeks to understand revenue growth from existing and from new media partners. In evaluating the trends in its business, management assesses its relative success in expanding existing or developing new media partner relationships as a measure of the business’ health. In doing so, management does not focus on cost-per click or cost-per impression as these metrics are not necessarily indicative of revenue or Ex-TAC movement and may be misleading to investors. For advertisers, the Company focuses on driving return on ad spend (“ROAS”) for advertisers which, perhaps counterintuitively, can improve through more effective bidding resulting in lower cost-per click paid by an advertiser. As discussed during the telephone conference call, the Company’s management receives information periodically on a number of factors and metrics underlying the business and that information includes the cost-per click; however, this information is not included in the key indicators that management receives and uses to evaluate the business.

Mayer Brown LLP

Folake Ayoola

June 17, 2021

Going forward, just as it has presented in the Results of Operations discussion in MD&A, the Company intends to continue to discuss with investors its revenue, media partner net revenue retention from existing partners and its revenue from new media partners.

In its most recent Interpretive Release, the SEC Guidance on Management’s Discussion and Analysis of Financial Condition, in which the Commission discussed key performance indicators, the Commission again reiterated that “[f]or each business, there is a limited set of critical variables which presents the pulse of the business,” and that when preparing MD&A, “companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required….” Including in MD&A cost-per click and cost-per impression, which management does not use to manage its business, and, which management believes may be potentially misleading to investors, may give rise to an erroneous conclusion by third parties that these metrics are important.

Finally, the Company undertook a review of the companies that it believes to be peers, including PubMatic, Magnite, and Taboola (in registration). The Company notes that these competitors do not provide cost-per click or cost-per impression. For PubMatic and Magnite, both of which are already public, neither provides this information in its earnings presentations. We note there are larger tech companies who may disclose their advertising revenue divided between clicks and cost-per click, as well as impressions and cost-per impression, based on the nature of the revenues. In the case of Google, for example, per their disclosures they have several separate products that generate click-driven revenues (e.g. search properties) and several separate products that generate impression-driven revenues (e.g. AdMob, AdSense). They disclose the price and quantity metrics only at the aggregate level, and as such, investors cannot determine the average cost-per product. We believe this is different from our platform where we have only one product, where all ads are served together in the same formats and on the same pages, agnostic to the click or impression pricing mechanisms we offer to our advertisers.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 64

3.	We note your response to prior comment 8. Please update your response when your preliminary IPO pricing is known.

We will update this response when we supplementally provide the IPO price range to the Staff.

Mayer Brown LLP

Folake Ayoola

June 17, 2021

Business, page 69

4.	We note your response to prior comment 9. Given that your relationship with your two largest media partners is "longstanding" and you continue to generate a material portion of your revenue from these media partners, it appears that you should provide a description of the material terms of your agreements with these media partners, including, but not limited to, the identity of the media partners, terms and termination provisions, and any minimum payments. See Item 101(c) of Regulation S-K.

In the Amendment, the Company has added, in response to the Staff’s comment, a summary of the principal terms of the arrangements with its media partners. As noted in the Company’s response to prior comment 9 (the “Prior Response”), the Company has over 4,000 media partners and generally enters into standardized arrangements with these partners. In order to provide prospective investors with an understanding of these arrangements, the Company has summarized the material terms of these arrangements.

For the reasons set forth in the Prior Response, the Company does not believe that Regulation S-K Item 101(c) would require a separate description of the arrangements with the two currently significant media partners. As noted in the Prior Response, the Company does not believe either contract to be a “material contract.” The fact that the relationships are “longstanding” should not be confused with “long-term.” These contracts are not long-term.

The general description of the principal terms of the Company’s arrangements with its media partners now included in the Business section accurately describes the terms of the Company’s arrangements with these two media partners as well.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Unaudited Pro Forma Basic and Diluted Net Loss Per Share, page F-45

5.	We note your response to prior comment 19. Please tell us your consideration of including stock-based compensation expense associated with these awards in your pro forma presentation. We refer you to Article 11-02(b)(6)(i)(B) of Regulation S-X.

The Company has revised the disclosure in response to the Staff’s comment.

**************

We appreciate the Staff’s time and attention to the amended confidential submission. Should you have any questions concerning our responses to the comments, please call Phyllis Korff, at 212-506-2777, or me at 212-506-2275.

Mayer Brown LLP

Folake Ayoola

June 17, 2021

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

Enclosures

cc: Elise Garafalo

David Goldschmidt

Veronica Gonzalez

David Kostman

Phyllis Korff

Jeremy Winter